February 4, 2013

Mr. David R. Humphrey

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3561

Washington, D.C. 20549

Re:	Cedar Fair, L.P.

Form 10-K for fiscal year ended December 31, 2011

Filed February 29, 2012

File No. 001-09444

Dear Mr. Humphrey:

As a follow up to our conversation with the SEC earlier today, we have agreed to extend the response date to the above referenced follow up comment letter to Monday, March 4, 2013.

If you have any questions, please contact me directly at (419) 627-2295.

Sincerely,

/s/ Brian C. Witherow

Brian C. Witherow
Executive Vice President and Chief Financial Officer